0 82-04023

INTERIM FINANCIAL REPORTING FIRST HALF 2009

SGL Carbon AG

Broad Base. Best Solutions.

SGL GROUP
THE CARBON COMPANY

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HIGHLIGHTS

- Q2/2009 results on Q1/2009 level as expected
- Positive net income in H1/2009 of €23 million despite global economic crisis (H1/2008: €99 million)
- Sales at €584 million 20% (currency adjusted 23%) below H1/2008 (€735 million)
- EBIT of €57 million corresponds to return on sales of 10% (H1/2008: 21%)
- Equity ratio at 42%, gearing at 0.52
- Improvement continues to be expected for H2/2009

FINANCIAL HIGHLIGHTS (UNAUDITED)

	1st Half Year		
in €m	2009	2008	Δ
Sales revenue	584.2	735.1	-20.5%
Gross profit	170.5	266.8	-36.1%
EBITDA	86.9	177.3	-51.0%
Operating Profit/EBIT	57.3	152.6	-62.5%
Return on sales[1]	9.8%	20.8%	-
Net profit attributable to equity holders	23.1	99.0	-76.7%
Earnings per share, basic (in €)	0.35	1.54	-77.3%

in €m	June 30, 2009	Dec. 31, 2008	Δ
Total assets	1,974.6	1,795.9	10.0%
Shareholders' equity	823.6	763.3	7.9%
Net debt	426.3	332.6	28.2%
Debt ratio (gearing)[2]	0.52	0.44	-
Equity ratio[3]	41.7%	42.5%	-

[1] Ratio of operating profit to sales revenue
[2] Net debt divided by shareholders' equity
[3] Shareholders' equity divided by total assets

INTERIM GROUP MANAGEMENT REPORT

(UNAUDITED)

ECONOMIC ENVIRONMENT

The economic crisis has continued into the second quarter 2009. Recovery is still not perceptible for the corporates. Even though the OECD has surprisingly increased their forecast for the economic development in the industrial countries at the end of June 2009 in the framework of their „Economic Outlook", they are still going for an average decline of 4.1% in gross domestic product (GDP) of the OECD countries for the full year 2009. At March 2009, their forecast still stood at minus 4.3%. The OECD however emphasized that the decline in economic activity is apparently ahead of its inflection point, the expected recovery though is anticipated to be weak and slow. Signs of an upswing could be detected for example in Italy and France, the bottom should have been reached in Canada, Great Britain, the USA, China and India, according to the organization. For the economies of the Euro zone, however, a decline of 4.8% is expected, for Germany even a reduction of 6.1%. The strongest deterioration will be seen in Japan. The International Monetary Fund (IMF) has also published their updated economic forecast: for 2009 the world economy is expected to shrink by 1.4%, a slight deterioration compared to the prognosis in April at minus 1.3%. For 2010 both institutes are more optimistic: the OECD expects global economic growth of 0.7%, the IMF even 2.5%.

BUSINESS ENVIRONMENT

According to current reports of the World Trade Organization (WTO), global trade continues to be declining strongly. Accordingly, the forecast for the full year was again revised downwards: Instead of declining by 9%, world trade 2009 is expected to plunge by 10%. This especially affects industrial production. The Business Unit Performance Products, where SGL Group supplies primarily to the steel and aluminum industries, is directly impacted by this development. Global crude steel production was cut by 21% in the first half of 2009 according to the World Steel Association. Particularly strong production declines were recorded in the EU with 43% and in the USA with 49%. Production of primary aluminum developed more moderately: according to the International Aluminium Institute (IAI), output was down only 8% in the first six months of 2009.

Due to the multitude of customer industries, the framework for the Business Units Graphite Materials & Systems and Carbon Fibers & Composites of the SGL Group presented more of a mixed picture. For example, the automotive industry finds itself in the worst crisis since 1945. Even though the German Automotive Association (VDA) does recognize first signs of stabilization in worldwide new car registrations since June, they do not expect a full blown recovery yet. The chemical industry was also hard hit by the economic crisis. Cefic – the European Chemical Industry Council believes that most areas have reached the trough, however still expects the full year 2009 to record a decline of 11%. Numerous production facilities reduced their utilization or even closed temporarily in the last months and conducted maintenance or replacement investments. Here is where SGL Group benefits with its product portfolio. Additionally, SGL Group also profits from new application areas for its products such as the alternative energy segment. However, the outlook here is also temporarily dampened: while the wind energy segment is still expecting positive, albeit weaker growth for 2009, the solar industry is hoping to remain flat for the full year 2009 compared to the level of the previous year.

BUSINESS DEVELOPMENT

Condensed consolidated income statement

	1st Half Year		
in €m	2009	2008	Δ
Sales revenue	**584.2**	**735.1**	**-20.5%**
Gross profit	170.5	266.8	-36.1%
Selling, administrative, research and other income/expense	-113.2	-114.2	0.9%
Profit from operations (EBIT)	**57.3**	**152.6**	**-62.5%**
Net financing costs	-24.8	-16.3	-52.1%
Profit before tax	**32.5**	**136.3**	**-76.2%**
Income tax expense	-9.0	-37.0	75.7%
Minority interests	-0.4	-0.3	-33.3%
Net profit after minority interests	**23.1**	**99.0**	**-76.7%**
Earnings per share, basic (in €)	0.35	1.54	-77.3%
Earnings per share, diluted (in €)	0.35	1.44	-75.7%

Primarily due to the continued strong destocking activities and dramatic production cuts in the steel industry, which led to a substantially reduced demand for our graphite electrodes in the Business Unit Performance Products, group sales declined by 20% (currency adjusted by 23%) from €735 million in the first half 2008 to €584 million in the first half 2009. Sales in the Business Unit Performance Products declined more than proportionately by 38%, while sales increased in the Business Units Graphite Materials & Systems and Carbon Fibers & Composites by 1% and 37% respectively.

Gross profit decreased more than proportionately to sales by 36% from €266.8 million in the first half 2008 to €170.5 million in the reporting period, corresponding to a gross margin of 29.2% (first half 2008: 36.3%). This is primarily due to the reduced production volumes and the associated fix cost charges.

Selling, administrative, research and other income/expense at €113.2 million in the first half 2009 were roughly at the same level as in the comparable period of the previous year (€114.2 million). Higher costs associated with the addition of SGL Rotec and the continued construction of our new facility in Malaysia were compensated by savings and cost cutting measures as well as reduced selling costs.

EBIT in the first half 2009 decreased by 63% or €95.3 million to €57.3 million (first half 2008: €152.6 million). This corresponds to a group return on sales of 9.8% following 20.8% in the first half 2008. Sustainable cost savings of €11 million from our SGL Excellence Initiative could only partially compensate for the earnings impact from sales and production declines as well as from the high start up costs associated with our new production facilities in Malaysia, Scotland and the USA in the first half 2009. The announced measures for further cost cutting (e.g. short time work, layoffs of temporary workers, in-sourcing of third party services) are now making an impact and lead to further one-off cost savings of approximately another €15 million.

Net financing costs

in €m	1st Half Year 2009	1st Half Year 2008	Δ
Expense/income from companies accounted for at-equity	**-1.6**	0.1	–
Interest income	0.4	4.5	-91.1%
Interest expense	-6.9	-9.2	25.0%
Imputed interest convertible bond (non-cash)	-3.9	-3.7	-5.4%
Interest expense on pensions	-8.2	-7.1	-15.5%
Interest expense, net	**-18.6**	**-15.5**	**-20.0%**
Expense for refinancing costs (non-cash)	-0.9	-0.8	-12.5%
Foreign currency valuation of Group loans (non-cash)	-3.7	1.7	–
Other	0.0	-1.8	–
Other financing expenses	**-4.6**	**-0.9**	–
Net financing costs	**-24.8**	**-16.3**	**-52.1%**

On June 25, 2009, the Management Board of SGL Carbon SE resolved, with the consent of the Supervisory Board, to issue a convertible bond at June 30, 2009. This convertible bond consists of senior, unsecured convertible notes convertible into shares of SGL Carbon SE. The convertible notes were offered to institutional investors outside the USA by way of an accelerated bookbuilding. Our anchor shareholders also participated in the issue. The pre-emptive rights of existing shareholders of SGL Carbon SE were excluded.

The convertible bond has an issue size of €190 million and is convertible into approximately 6.5 million non-par value shares of SGL Carbon SE. The convertible notes have a term of 7 years and were issued and will be redeemed at 100% of their principal amount. The coupon is 3.5%, payable annually. The initial conversion price at €29.39 is set at a premium of 30% above the volume weighted average price of the shares of SGL Carbon SE during the bookbuilding period.

SGL Group is planning to use the proceeds from the issue of the convertible notes especially for accelerated expansion and investment plans in the business area Advanced Materials, which is benefiting most strongly from the growing demand for alternative energy sources, as well as for general corporate purposes. In order to be able to participate in the growth of the customer industries solar and wind energy, energy storage (e.g. lithium ion batteries), as well as aerospace, investments for the construction and expansion of capacities are planned in the mid term.

The issue of the convertible bond did not yet have an effect on the net financing costs in the first half 2009. The new convertible bond will burden the net financing costs with approximately €6 million in the second half 2009 and with roughly €12 million in the full year 2010. However, roughly only half of these amounts are cash expenses.

Net financial costs amounted to €24.8 million in the first half 2009 compared to €16.3 million in the first half 2008. The deterioration is primarily due to the non cash mark-to-market valuations of inter-company loans amounting to minus €3.7 million (first half 2008: income of €1.7 million) as well as lower interest income. Due to the dramatically reduced interest rate levels for sight and time deposits as a result of the financial crisis and the lower average level of cash and cash equivalents, interest income declined to only €0.4 million in the first half 2009 (first half 2008: €4.5 million).

Conversely, the lower interest rate levels had a positive impact on our floating rate note. In total, interest expenses declined from €9.2 million in the first half 2008 to €6.9 million in the first half 2009. Due to the increased actuarial interest rate in 2008 for the calculation of our pension liabilities, the pension related interest expenses in 2009 recorded in the net financial costs increased and amounted to €8.2 million in the first half 2009. This corresponds to an increase of €1.1 million compared to the comparable period of the previous year.

The item "Other" records mark-to-market effects of interest and currency derivatives. In the first half 2008 this item showed a loss of €1.8 million while the result in the first half 2009 was balanced.

Profit before and after taxes

In the reporting period, profit before taxes decreased substantially by 76% to €32.5 million (first half 2008: €136.3 million). Tax expense in the reporting period amounted to €9.0 million (first half 2008: €37.0 million) and corresponds to a tax rate of 27.7% (first half 2008: 27.1%). Cash taxes amounted to €13.8 million in the first half 2009 (first half 2008: €23.7 million). Despite the dramatic magnitude of the economic crisis, a positive net profit after minority interests of €23.1 million was achieved in the reporting period (first half 2008: €99.0 million).

Based on an average number of 65.0 million shares, basic earnings per share decreased to €0.35 (first half 2008: €1.54). To calculate diluted earnings per share, the potential shares resulting from conversion of stock option and stock appreciation right plans have also to be considered. Accordingly, the number of shares increases to 65.3 million. When taking into account the additional 5.5 million shares from the convertible bond issued in 2007, no dilution occurs in the calculation of earnings per share, as the corresponding net profit is adjusted for the expenses relating to the convertible bond recorded in the net financial costs. The convertible bond issued on June 30, 2009 was not convertible on the balance sheet date and thus does not lead to any dilution.

Balance Sheet Structure

in €m	June 30, 2009	Dec. 31, 2008	Δ
ASSETS			
Non-current assets	957.8	897.8	6.7%
Current assets	1,016.8	898.1	13.2%
Total assets	**1,974.6**	**1,795.9**	**10.0%**
EQUITY AND LIABILITIES			
Shareholders' equity	**823.6**	**763.3**	**7.9%**
Minority interests	5.0	4.5	11.1%
Total equity	**828.6**	**767.8**	**7.9%**
Non-current liabilities	**851.2**	**687.7**	**23.8%**
Current liabilities	**294.8**	**340.4**	**-13.4%**
Total equity and liabilities	**1,974.6**	**1,795.9**	**10.0%**

The issue of the €190.0 million convertible bond increased cash. Due to the IFRS required breakdown of the nominal amount of the convertible bond in an equity and a debt component, equity increased net (i.e. after transaction costs) by €30.2 million and non current liabilities net by €156.5 million.

Compared to December 31, 2008, total assets increased by €178.7 million to €1,974.6 million as at June 30, 2009. Currency changes decreased total assets slightly by €14.6 million. The increase in non-current assets was primarily the result of capital expenditures in intangible assets and property, plant and equipment, which exceeded the level of depreciation and amortization by €46.4 million. This increased property, plant and equipment by €30.1 million compared to December 31, 2008, mainly due to the progression of our Malaysian plant construction.

On May 28, 2009, SGL Group established a 50-50 joint venture under joint control with the Italian premium brake systems supplier Brembo. Both companies transferred their activities into the joint venture, which were comparable in their respective value. The interest in this joint venture will be recorded under non-current assets as investment accounted for using the equity method and amounted to €30.2 million as at June 30, 2009. The income of the joint venture will be reflected in the net financing costs.

Current assets increased by €118.7 million to €1,016.8 million mainly due to the higher level of cash (+€163.3 million) and the increase in inventories (+€27.9 million). The higher cash was primarily the result of the cash inflow from the issuance of the convertible bond and the temporary drawdown of the syndicated credit line for working capital and investments of €50.0 million.

The increase in inventories reflects, on one hand, the continued restricted purchase activities of our customers and, on the other hand, seasonally higher levels as well as factor cost increases. Conversely, the decline in receivables is due to the lower sales activities in the reporting period and reflects the ongoing destocking efforts in most of our important customer industries.

Total equity including minority interests increased by €60.8 million to €828.6 million mainly due to the IFRS equity component of the recently issued convertible bond (€30.2 million) and the positive net result (€23.5 million) in the first half 2009. Accordingly, shareholders' equity increased to €823.6 million as at June 30, 2009, corresponding to an equity ratio of 41.7% (December 31, 2008: 42.5%).

Non-current liabilities increased by €163.5 million mainly due to the debt component of the convertible bond. **Current liabilities** decreased by €45.6 million primarily attributable to lower trade accounts payable, which were reduced by €73.7 million to adjust to current customer behavior. In addition, other liabilities decreased by €15.1 million due to lower negative mark-to-market valuations of derivate financial instruments. In contrast, the current portion of interest bearing liabilities (+€52.4 million) increased primarily due to the temporary drawdown of the syndicated credit line for working capital and investments of €50.0 million. Net debt increased from €332.6 million as at December 31, 2008, by €93.7 million to €426.3 million at the end of the reporting period.

Working Capital

in €m	June 30, 2009	Dec. 31, 2008	Δ
Inventories	467.5	439.6	6.3%
Trade receivables	210.4	282.9	-25.6%
Non-current receivables from long-term construction contracts	18.7	20.8	-10.1%
Trade payables	-91.6	-165.3	44.6%
Working Capital	**605.0**	**578.0**	**4.7%**

Working Capital increased by €27.0 million to €605.0 million as at June 30, 2009. In the first half 2009, SGL Group also experienced lower demand as a result of the significant destocking activities following the worldwide financial and economic crisis. Accordingly, we have reduced our production in the reporting period. The changes in individual items in the working capital can primarily be seen in this context.

Changes in Equity

in €m	Shareholders' equity	Minority interests	Total equity
	1st Half Year 2009		
Balance at January 1	763.3	4.5	767.8
Capital increase from share-based payment plans	4.9	0.0	4.9
Equity component of convertible bond	30.2	0.0	30.2
Net profit	23.1	0.4	23.5
Total income and expense recognized directly in equity	2.1	-0.2	1.9
Total recognized income and expense	25.2	0.2	25.4
Other changes in equity	0.0	0.3	0.3
Balance at June 30	**823,6**	**5.0**	**828.6**

Shareholders' equity increased by €60.3 million to €823.6 million as at June 30, 2009, mainly due to the IFRS equity component of the new convertible bond (€30.2 million) and the positive net result attributable to the shareholders of the parent company in the first half 2009 (€23.1 million), corresponding to an equity ratio of 41.7% compared to 42.5% as at December 31, 2008.

Holders of the convertible bond issued in 2007 and maturing in 2013 could exercise their conversion rights provided the share price is above the conversion price of €36.52, leading to a maximum of 5.5 million new SGL Carbon SE shares being issued.

The convertible bond issued in June 2009 and maturing in 2016 could lead to 6.5 million new SGL Carbon SE shares being created if the conversion right is exercised (conversion price: €29.39).

Issued capital increased to €167.3 million as at June 30, 2009 (December 31, 2008: €165.6 million) and is divided into 65,342,481 non-par value ordinary bearer shares at €2.56 per share. During the first half 2009, 635,490 new shares were issued. Of these, 450,615 shares are attributable to the employee bonus plan in Germany, which were mainly allocated to the tariff employees, and 61,870 shares to the Matching Share Plan for the management. Exercise of stock options from the existing stock option plan and SARs from the stock appreciation rights plan lead to the creation of 23,620 shares in the first half 2009. SGL Carbon SE holds a total of 99,385 own shares as at June 30, 2009.

Net debt

in €m	June 30, 2009	Dec. 31, 2008	Δ
Current and non-current financial liabilities	637.1	408.9	55.8%
Remaining imputed interest for the convertible bond	64.9	38.0	70.8%
Plus accrued refinancing cost	10.7	8.8	21.6%
Cash and cash equivalents	–286.4	–123.1	132.7%
Net debt	**426.3**	**332.6**	**28.2%**

Net debt amounted to €426.3 million as at June 30, 2009 (December 31, 2008: €332.6 million). Current and non current financial liabilities increased by €228.2 million compared to the year end 2008 mainly due to the debt component of the new convertible bond (€156.5 million), the temporary drawdown of the syndicated credit line for working capital and investments of €50.0 million as well as the progression of debt financed investments in Malaysia (€13.7 million). Cash increased due to the cash inflow from the convertible bond and the drawdown of the syndicated credit line. This development was partly offset by the negative free cash flow of €92.7 million, which was mainly due to continued high capital expenditures.

Liquidity und Capital Resources

	1st Half Year		
in €m	2009	2008	Δ
Cash used in/provided by operating activities	-9.5	92.9	-110.2%
Cash used in investing activities	-83.2	-88.9	6.4%
Free cash flow*	-92.7	4.0	-
Cash provided by financing activities	256.2	7.1	-
Effect of foreign currency rate changes	-0.2	-0.9	77.8%
Net change in cash and cash equivalents	163.3	10.2	-

* Defined as cash used in/provided by operating activities before antitrust payments minus cash used in investing activities

Cash used in operating activities amounted to €9.5 million in the first half 2009 compared to cash provided by operating activities of €92.9 million in the first half 2008. This was mainly due to the substantially lower earnings level. Continued high capital expenditures are also reflected in the negative free cash flow of €92.7 million (first half 2008: €4.0 million).

Cash used in investing activities continues to focus on continued capital expenditures for our new plant in Malaysia as well as our carbon fiber capacity expansion. Investments in property, plant and equipment and intangible assets amounted to €76.1 million in the first half 2009 (first half 2008: €86.0 million).

Cash provided by financing activities amounted to €256.2 million and is comprised of the convertible bond issue at a nominal value of €190.0 million, the €50.0 million drawdown of the syndicated credit line as well as the utilization of a local credit line in Malaysia.

SEGMENT REPORTING

Performance Products (PP)

	1st Half Year		
in €m	2009	2008	Δ
Sales revenue	273.5	441.1	-38.0%
EBITDA	85.3	153.7	-44.5%
Profit from operations/EBIT	72.4	141.4	-48.8%
Return on sales	26.5%	32.1%	-

Due to the ongoing global economic and financial crisis, the steel industry as expected also continued its destocking activities and production cuts into the second quarter of 2009. This led to a substantially reduced demand for our graphite electrodes to the level of the first quarter. Accordingly, sales in the Business Unit Performance Products decreased by 38% to €273.5 million in the first half 2009 (first half 2008: €441.1 million) despite all product lines being able to secure higher selling prices thus offsetting a major portion of our cost increases. The sales development corresponds to a currency adjusted decrease of 40%.

The earnings impact from lower sales and production levels could partially be compensated by higher selling prices and cost savings of €5 million. In conjunction with expenses relating to the commissioning of the new Malaysian production facility, EBIT recorded a more than proportionate decline to sales by 49% to €72.4 million (first half 2008: €141.4 million). Despite the described negative momentum in the steel industry, which led to a weaker demand for graphite electrodes, return on sales achieved a high level of 26.5% (first half 2008: 32.1%) due to the ongoing satisfactory business with cathodes, furnace linings and carbon electrodes. The higher raw material costs especially for needle coke for graphite electrodes are expected to feed through in the second half of 2009; nevertheless we anticipate to be able to maintain the return on sales above our mid term minimum target of 20% even in the difficult economic environment of 2009.

Independent of the construction of our new Malaysian plant, SGL Group has promptly adjusted the graphite electrode production to the reduced demand. Currently annual demand is estimated to be approximately 50% below last year's level. There is increasing evidence that the destocking in the steel industry has come to an end and that steel production will again increase in the second half of 2009.

Graphite Materials & Systems (GMS)

	1st Half Year		
in €m	2009	2008	Δ
Sales revenue	199.3	197.4	1.0%
EBITDA	31.4	37.2	-15.6%
Profit from operations/EBIT	23.2	30.2	-23.2%
Return on sales	11.6%	15.3%	-

Sales in the Business Unit Graphite Materials & Systems increased by 1% to €199.3 million in the first half 2009 (first half 2008: €197.4 million). However, adjusted for currency effects, sales decreased slightly by 4%. The continued good development of the Business Line Process Technology and the invoicing of a large project were partially able to offset the beginning decline in the industrial business.

As a result, EBIT declined by 23% to €23.2 million (first half 2008: €30.2 million) despite cost savings of €3 million. This was additionally affected by currency losses from hedging transactions in the first quarter 2009, which were partially offset by the above mentioned invoicing of a large project in the second quarter 2009. This corresponds to a return on sales of approximately 12% for the Business Unit Graphite Materials & Systems in the first half 2009 (first half 2008: 15%).

In the last six months, the Business Unit Graphite Materials & Systems was still benefiting from the high order backlog from the previous year, which was mainly related to the chemical and solar industries as well as the lithium ion battery business. Since the graphite specialties business is of a late cyclical nature due to the long production lead times of up to six months, and the order intake has increasingly been slowing since the beginning of the year, we are expecting a weaker second half 2009 compared to the first half, particularly affecting the third quarter due to the prolonged holiday season of our customers.

Carbon Fibers & Composites (CFC)

in €m	1st Half Year 2009	2008	Δ
Sales revenue	101.7	74.4	36.7%
EBITDA	-7.1	8.4	-
Profit from operations/EBIT	-13.2	4.9	-
Return on sales	-13.0%	6.6%	-

On May 28, 2009, SGL Group has completed the transfer of its carbon ceramic brake activities into a 50-50 joint venture with Brembo, which is accounted for using the equity method. Previous year figures of the Business Unit Carbon Fibers & Composites have been adjusted by excluding the brake disc activities to ensure comparability. The Business Unit now consists of the four Business Lines Carbon Fibers, Composite Materials, Composite Components (SGL Rotec and Benteler SGL) und Aerospace Structures (HITCO). The combination of our brake disc activities is a consistent continuation of our strategy for composites to partner with successful OEMs or tier one suppliers in our target markets aerospace, energy and automotive (e.g. SGL Rotec and Benteler SGL).

The development of our growth business Carbon Fibers & Composites continues to require ongoing high investments and therefore generates significant start up losses. The new state of the art carbon fiber lines in Evanston, Wyoming, USA, and Muir of Ord, Scotland, possess a very high degree of technological complexity and are highly sophisticated in design, construction and operations. Additionally, the market for carbon fibers is currently facing temporary overcapacity due to the numerous delays of new aircraft projects, delayed investments in wind energy as well as declining demand from the sports and consumer applications. This has resulted in an increased competitive environment with transitory negative impact on prices and volumes.

Despite this market development, sales in the Business Unit Carbon Fibers & Composites increased by 37% to €101.7 million in the first half 2009 (first half 2008: €74.4 million). This corresponds to a currency adjusted increase of 32%. The strong sales increase is attributable to increased unit sales in Composite Components relating to the consolidation of SGL Rotec.

The earnings of the Business Unit Carbon Fibers & Composites were impacted by increased depreciation and start up costs for the new carbon fiber lines, high research and development expenses as well as acquisition related writedowns from purchase price allocation and integration costs. This led to an EBIT decline to minus €13.2 million (first half 2008: €4.9 million). Cost savings from our SGL Excellence Initiative amounted to €3 million in the reporting period.

Particularly the composite materials of the Business Unit Carbon Fibers & Composites continue to be in demand by the growing industries of wind energy and aerospace and have led to the strong sales growth in the first half 2009. The reported sales growth will decelerate in the second half of this year, also because SGL Rotec was consolidated already from the fourth quarter 2008. Despite this, it remains our target to continue to grow our sales by more than 15% – as already in the first half of this year – even in the difficult year 2009. As already seen in the second quarter 2009, the EBIT in CFC will continue to improve as the year progresses, primarily due to continued reduction in the start up costs for the new carbon fiber lines as well as the rising capacity utilization at HITCO, which manufactures carbon fiber based components for the aerospace industry.

Central T&I, Brake Discs, and Corporate Costs

	1st Half Year		
in €m	2009	2008	Δ
Other revenue (incl. Brake Discs)	9.7	22.2	-56.3%
Central T&I Costs	-5.5	-6.8	19.1%
Brake Discs (EBIT)	-8.6	-0.7	-
Corporate Costs	-11.0	-16.4	32.9%

Central T&I Costs (company wide R&D costs) amounted to €5.5 million in the reporting period, 19% below the level of the year earlier period. This reflects the clear focus of our T&I activities given the difficult economic circumstances.

On May 28, 2009, SGL Group completed the transfer of the carbon ceramic brake disc activities into a 50-50 joint venture with Brembo. Up to this date, these activities were still consolidated in the SGL Group and reported separately under Corporate Costs. The new joint venture SGL Carbon Ceramic Brakes is independently headquartered in the area of Milano and employs a staff of 350. Production sites are located in Stezzano, Italy and Meitingen, Germany. SGL Group records the joint venture at-equity. In the reporting period, sales with the automotive industry has almost halved compared to the year earlier period due to the known weak demand environment. This development led to a loss in the first half 2009 of €8.6 million (first half 2008: loss of €0.7 million).

Corporate Costs decreased by €5.4 million from €16.4 million in the first half 2008 to €11.0 million in the first half 2009. This was due to stringent expense management relating to purchased services as well as the lower expense level relating to Management Incentive Systems.

EMPLOYEES

As at June 30, 2009, total number of employees decreased by 581 to 5,919. Despite the build up in Malaysia, the number of employees in the Business Unit Performance Products declined by 77 to 2,166. The Business Unit Graphite Materials & Systems also undertook an adjustment to the current market situation and reduced its employees by 125 to 2,558. The Business Unit Carbon Fibers & Composites reduced their workforce by 378 employees to 1,137 as at June 30, 2009. Of this reduction, 202 are attributable to the transfer of SGL Brakes GmbH to the new joint venture. Additionally, we have reduced staff mainly in the UK and the USA due to the current market development. At the end of the second quarter 2009, we had more than 1,000 employees in short time work or similar measures. Furthermore, nearly all of our temporary employees were laid off.

At June end, 2,395 of our employees were based in Germany, 1,844 in Europe excluding Germany, 1,121 in North America and 559 in Asia.

OPPORTUNITIES AND RISKS

Regarding existing opportunities and risks we refer to the statements made in the annual report for the business year ending December 31, 2008 as well as the outlook statement in this interim report. For the period under review, SGL Group's risk situation did not change materially from year end 2008. Individual risks, for which we had a limited visibility at the end of last year, can in the meantime be better evaluated. We are employing all measures at our disposal to limit and minimize risks. According to our evaluation, there are no material risks even when cumulatively considering the individual risks.

OUTLOOK

Due to the worldwide financial and economic crisis and the resulting lack of visibility we have had to abstain from our usual practice of providing a quantitative outlook at the beginning of fiscal 2009. On the occasion of our annual press conference on March 18, 2009, we were only able to guide to lower sales and a corresponding disproportionate decline in EBIT. With the reporting for the first quarter 2009 we were able to specify our outlook in so far that we expected the dramatic destocking in the steel industry to end and a technical correction to follow in the second half of 2009, leading to a second half which should perform better than the first half 2009.

Our view is confirmed by the fact that numerous steel producers and fabricators are now finally reporting low inventory levels in both steel products as well as their input materials – such as our graphite electrodes – and as a result are expecting capacity utilization to increase. Accordingly, we continue to expect an improvement in the second half 2009. Due to the prolonged summer holidays of our customers, the improvement will only gradually accelerate as the year progresses.

As a general rule, the third quarter tends to be seasonally weaker. In 2009, the weakness will disproportionately affect the third quarter, particularly due to higher raw material costs especially for needle coke for graphite electrodes in the Business Unit Performance Products, which will only start to fully feed through in the third quarter; nevertheless we anticipate to be able to maintain the return on sales above our mid term minimum target of 20% even in the difficult economic environment of 2009.

As described earlier, the Business Unit Graphite Materials & Systems so far this year was still benefiting from the high order backlog from the previous year, which was mainly related to the chemical and solar industries as well as the lithium ion battery business. Since the graphite specialties business is of a late cyclical nature due to the long production lead times of up to six months, and the order intake has increasingly been slowing since the beginning of the year, we are expecting a weaker second half 2009 compared to the first half, particularly affecting the third quarter due to the prolonged holiday season of our customers. Due to continued reduction in the start up costs for the new carbon fiber lines as well as the rising capacity utilization at HITCO, which manufactures carbon fiber based components for the aerospace industry, the earnings situation in the Business Unit Carbon Fibers & Composites is expected to continue to improve as the year progresses.

All in all, the current development is also explained by further adjustments in our own working capital as well as ongoing high start up costs associated with the new production facilities for graphite electrodes and carbon fibers. By the end of the year – especially in the fourth quarter - we expect a steady reduction of these start up costs.

Top priority remains with the gearing target of approximately 0.5 which will also be the performance indicator defining our investment program. We expect capital expenditure in plant, property and equipment and intangible assets to remain slightly below €200 million in the full year 2009. The exact amount will be determined by the gearing target of 0.5 and the cash provided by operating activities.

DECLARATION OF THE BOARD OF MANAGEMENT

We confirm, to the best of our knowledge, that the Condensed Consolidated Interim Financial Statements and the Interim Group Management Report have been prepared in accordance with the generally accepted accounting principles for interim financial reporting under IFRS and give a fair presentation of SGL Group's net assets, financial position and results of operations. The Interim Group Management Report presents a true and fair view of the actual operations of the Group, including the results of operations and the position of the Group, and material prospects and risks of the Group's future development in the remainder of the fiscal year are described.

Wiesbaden, August 6, 2009

SGL CARBON SE
The Board of Management

CONDENSED CONSOLIDATED INCOME STATEMENT

in €m	2nd Quarter 2009	2nd Quarter 2008	Δ	1st Half Year 2009	1st Half Year 2008	Δ
Sales revenue	**288.6**	**391.9**	**-26.4%**	**584.2**	**735.1**	**-20.5%**
Cost of sales	-203.4	-250.4	18.8%	-413.7	-468.3	11.7%
Gross profit	**85.2**	**141.5**	**-39.8%**	**170.5**	**266.8**	**-36.1%**
Selling, administrative, research and other income/expense	-57.1	-59.0	3.2%	-113.2	-114.2	0.9%
Profit from operations/EBIT	**28.1**	**82.5**	**-65.9%**	**57.3**	**152.6**	**-62.5%**
Expense/income from companies accounted for at-equity	-0.8	0.3	-	-1.6	0.1	-
Interest income	0.3	1.6	-81.3%	0.4	4.5	-91.1%
Interest expense	-9.4	-9.6	2.1%	-19.0	-20.0	5.0%
Other financing costs	0.9	0.0	-	-4.6	-0.9	-
Profit before tax	**19.1**	**74.8**	**-74.5%**	**32.5**	**136.3**	**-76.2%**
Income tax expense	-4.4	-20.2	78.2%	-9.0	-37.0	75.7%
Net profit for the period	**14.7**	**54.6**	**-73.1%**	**23.5**	**99.3**	**-76.3%**
thereof:						
Minority interests	0.3	0.2	50,0%	0.4	0.3	33,3%
Equity holders of the parent company	**14.4**	**54.4**	**-73.5%**	**23.1**	**99.0**	**-76.7%**
Earnings per share, basic (in €)	0.22	0.84	-73.8%	0.35	1.54	-77.3%
Earnings per share, diluted (in €)	0.22	0.78	-71.8%	0.35	1.44	-75.7%

STATEMENT OF RECOGNIZED INCOME AND EXPENSE

in €m	2nd Quarter 2009	2nd Quarter 2008	1st Half Year 2009	1st Half Year 2008
Net profit for the period	**14.7**	**54.6**	**23.5**	**99.3**
Cash flow hedges	11.5	0.1	7.3	-2.4
Currency translation	-5.0	9.6	-5.4	-9.1
Total income and expense recognized directly in equity	**6.5**	**9.7**	**1.9**	**-11.5**
Total recognized income and expense	**21.2**	**64.3**	**25.4**	**87.8**
of which attributable to shareholders of the parent company	21.0	64.1	25.2	87.5
of which attributable to minority interest	0.2	0.2	0.2	0.3

INTERIM CONDENSED BALANCE SHEET

in €m	June 30, 2009	Dec. 31, 2008	Δ
ASSETS			
Non-current assets			
Intangible assets	141.6	144.1	-1.7%
Property, plant and equipment	662.8	632.7	4.8%
Other non-currents assets	82.0	49.0	67.3%
Deferred tax assets	71.4	72.0	-0.8%
	957.8	**897.8**	**6.7%**
Current assets			
Inventories	467.5	439.6	6.3%
Trade receivables	210.4	282.9	-25.6%
Other receivables and other current assets	52.5	52.5	0.0%
Cash and cash equivalents	286.4	123.1	132.7%
	1,016.8	**898.1**	**13.2%**
Total assets	**1,974.6**	**1,795.9**	**10.0%**

in €m	June 30, 2009	Dec. 31, 2008	Δ
EQUITY AND LIABILITIES			
Shareholders' equity	**823.6**	**763.3**	**7.9%**
Minority interests	5.0	4.5	11.1%
Total equity	**828.6**	**767.8**	**7.9%**
Non-current liabilities			
Non-current financial liabilities	579.3	403.5	43.6%
Provisons for pensions and other employee benefits	222.3	223.3	-0.4%
Deferred tax liabilities	0.9	2.9	-69.0%
Other non current liabilities and provisions	48.7	58.0	-16.0%
	851.2	**687.7**	**23.8%**
Current liabilities			
Current financial liabilities	57.8	5.4	-
Other provisions	71.9	81.1	-11.3%
Trade payables	91.6	165.3	-44.6%
Other current liabilities und incom tax liabilities	73.5	88.6	-17.0%
	294.8	**340.4**	**-13.4%**
Total equity and liabilities	**1,974.6**	**1,795.9**	**10.0%**

INTERIM CONSOLIDATED CASH FLOW STATEMENT

	1st Half Year	
in €m	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before tax	**32.5**	**136.3**
Add back of net interest expenses	18.6	15.5
(Gain) Loss on disposal of property, plant and equipment	0.4	0.9
Depreciation and amortization expense	29.7	24.7
Expenses for refinancing (non-cash)	0.9	0.8
Income taxes paid	-13.8	-23.7
Interest received	0.4	4.6
Interest on financial debt paid	-8.2	-9.8
Changes in provisions, net	-9.6	-13.1
Changes in working capital, net	-53.3	-56.1
Changes in other operating assets and other liabilities	-7.1	12.8
Cash used in/provided by operating activities	**-9.5**	**92.9**
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditure in property, plant and equipment and intangible assets	-76.1	-86.0
Other investing activities	-7.1	-2.9
Cash used in investing activities	**-83.2**	**-88.9**
Free Cash flow*	**-92.7**	**4.0**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from corporate debt	259.0	9.6
Repayment of corporate debt	0.0	-3.8
Net proceeds from capital increase	0.5	1.3
Payments in connection with the refinancing	-3.3	0.0
Cash provided by financing activities	**256.2**	**7.1**
Effect of foreign exchange rate changes	**-0.2**	**-0.9**
Net change in cash and cash equivalents	**163.3**	**10.2**
Cash and cash equivalents at beginning of period	123.1	130.0
Cash and cash equivalents at end of period	**286.4**	**140.2**

* Defined as cash used in/provided by operating activities minus cash used in investing activities

Interim Condensed Consolidated Statement of Changes in Equity

in €m	Shareholders' equity	Minority interests	Total equity
	1st Half Year 2008		
Balance at January 1*	603.9	3.5	607.4
Capital increase from share-based payment plans	12.9	0.0	12.9
Net profit	99.0	0.3	99.3
Total income and expense recognized directly in equity	-11.5	0.0	-11.5
Total recognized income and expense	87.5	0.3	87.8
Other changes in equity	0.0	-0.2	-0.2
Balance at June 30	704.3	3.6	707.9

* Adjusted for IAS 19.93A

in €m	Shareholders' equity	Minority interests	Total equity
	1st Half Year 2009		
Balance at January 1	763.3	4.5	767.8
Capital increase from share-based payment plans	4.9	0.0	4.9
Equity component of convertible bond	30.2	0.0	30.2
Net profit	23.1	0.4	23.5
Total income and expense recognized directly in equity	2.1	-0.2	1.9
Total recognized income and expense	25.2	0.2	25.4
Other changes in equity	0.0	0.3	0.3
Balance at June 30	823.6	5.0	828.6

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Description of business

SGL Carbon SE (hereafter "SGL Carbon SE" or "the Company"), located at Rheingaustrasse 182, Wiesbaden (Germany), together with its subsidiaries (the "SGL Group") is a global manufacturer of carbon products.

Basis of preparation and accounting policies

The consolidated financial statements of the SGL Group are prepared in accordance with the International Financial Reporting Standards (IFRS) and their interpretation by the International Financial Reporting Interpretations Committee (IFRIC), as applicable in the European Union (EU). The interim financial reporting for the first half 2009 has been prepared in accordance with IAS 34 (Interim Financial Reporting).

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the SGL Group's annual financial statements as at December 31, 2008. Accounting and valuation methods have been consistently applied as in our annual consolidated financial statements for financial year 2008. As illustrated in our annual report 2008, SGL Group amended its accounting policy for actuarial gains and losses in connection with the defined benefit plans and similar obligations (IAS 19.93A) in 2008. SGL Group has adjusted comparative figures for the 6 month period ending June 30, 2008 accordingly. Other new IFRS standards and interpretations applicable for periods starting January 1, 2009 had no material impact on the interim financial reporting as of June 30, 2009.

The interim financial report was authorized for issue in accordance with a resolution of the Board of Management on August 6, 2009.

These financial statements were not reviewed by our auditors.

New accounting policies

During the fiscal year 2009, the IASB and the IFRIC have published the following pronouncements and interpretations that have not yet been endorsed for use in Europe:

IFRIC 18 *Transfers of Assets from Customers* was published in January 2009 and must be applied for the first time in the reporting period beginning on or after July 1, 2009. This interpretation provides guidance on how to account for agreements in which an entity receives an item of property, plant and equipment or cash and cash equivalents from a customer that the entity must use to connect the customer, for example to a network and/or provide that customer with ongoing access to a supply of goods or services. This interpretation must be applied prospectively. Since SGL Group did not agree to any transfers, this IFRIC has no effect on the Group.

In March 2009, the IASB has published amendments to IFRIC 9 and IAS 39 to clarify the accounting treatment of embedded derivatives for entities that make use of the Reclassification Amendment issued by the IASB in October 2008. The reclassification amendment allows entities to reclassify particular financial instruments out of the "fair value through profit or loss" category in specific circumstances. These amendments to IFRIC 9 and IAS 39 clarify that on reclassification of a financial asset out of the ‚fair value through profit or loss' category, all embedded derivatives in the reclassified instrument have to be assessed and, if necessary, separately accounted for in financial statements. The amendments apply retrospectively and are effective for annual periods ending on or after June 30, 2009. The impact of the first-time adoption of the changes on SGL Group is currently being investigated.

In March 2009, the IASB has issued *Improving Disclosures about Financial Instruments* (Amendments to IFRS 7). The amendments require enhanced disclosures about fair value measurements and liquidity risk. Entities are required to apply the amendments for annual periods beginning on or after January 1, 2009, with earlier application permitted. However, an entity will not be required to provide comparative disclosures in the first year of application. The impact of the first-time adoption of the changes on SGL Group is currently being investigated.

In April 2009, the IASB has issued *Improvements to IFRSs* – a collection of amendments to twelve International Financial Reporting Standards – as part of its program of annual improvements to its standards. The IASB uses the annual improvements project to make necessary, but non-urgent, amendments to IFRSs that will not be included as part of another major project. The latest amendments were included in exposure drafts of proposed amendments to IFRSs published in October 2007, August 2008, and January 2009. Most of the amendments are effective for annual periods beginning on or after January 1, 2010, although entities are permitted to adopt them earlier. The impact of the first-time adoption of the changes on SGL Group is currently being investigated.

On June 18, 2009, the IASB issued amendments to IFRS2 *Share-based Payment* that clarify the accounting for group cash-settled share-based payment transactions. The amendments clarify how an individual subsidiary in a group should account for some share-based payment arrangements in its own financial statements. The amendments to IFRS 2 also incorporate guidance previously included in IFRIC 8 and IFRIC 11. As a result, the IASB has withdrawn IFRIC 8 and IFRIC 11. The impact of the first-time adoption of the changes on SGL Group is currently being investigated.

Changes in scope of consolidation

In the first half 2009, SGL Group has completed the announced combination of its carbon ceramic brake activities for the automotive industry and transferred the assets and liabilities of the legal entity SGL Brakes GmbH to a 50-50 joint venture with Brembo SpA. As a result of this measure, the Brakes GmbH was no longer consolidated since the end of May.

There were no further changes in scope of consolidation at June 30, 2009 compared to December 31, 2008.

Seasonality of operations

Our sales revenue from graphite electrodes fluctuates from quarter to quarter due to factors related to our Customers' businesses, such as customer inventory levels, scheduled customer plant shutdowns and vacations, and changes in customer production schedules in response to seasonal changes in customer energy costs, strikes and work stoppages by our customers' employees. In addition, customers may change their order patterns in response to price changes. During the period prior to the effective date of a price increase, customers tend to buy additional quantities of graphite electrodes at the then lower price, which adds to our sales revenue during that period. During the period following the effective date of a price increase, customers tend to use those additional quantities before placing further orders, which reduces our sales revenue during that period. Similarly, customers tend to use up their inventories and delay purchases when they expect price reductions. These ordinary seasonal influences are currently being overridden by the global economic crisis in many customer industries

Other information

During the first half 2009, 635,490 new shares were issued for employees, of which 450,615 shares were issued under the bonus system and 61,870 under the share plan (Matching Share Plan). In these six months, 1,001 options from the existing stock option plan and 22,619 SARs from the stock appreciatiation rights plan were exercised. On January 15, 2009, 747,920 new SARs were granted from the SAR Plan approved by the Annual General Meeting 2004 with a strike price of 22.08. In March 2009, members of the Board of Management and the top three management tiers purchased a total of 137,864 shares at a price of 18.53 for the Matching Share Plan.

At June 30, 2009, 2,442,754 SARs, 203,898 Matching Shares and 523,550 stock options are outstanding. The number of outstanding SGL Carbon SE shares at June 30, 2009 is 65,342,481, of which SGL Group holds a total of 99,385 own shares.

The Annual General Meeting on April 25, 2008 voted in favor of converting the SGL Carbon Aktiengesellschaft into a European Company (Societas Europaea, SE) named SGL Carbon SE. The conversion into an SE was completed with the registration into the commercial register on January 23, 2009.

During the first half 2009 there have been no material unusual items or changes in estimates except the above mentioned compared to the financial year 2008. Contingent liabilities and contingent assets did not change materially compared to the last annual balance sheet date.

The SGL Group did not pay a dividend in the period reported.

Sales Revenue and Operating Profit by Segment

	1st Half Year		
Sales revenue in €m	**2009**	**2008**	**Δ**
Performance Products	273.5	441.1	-38.0%
Graphite Materials & Systems	199.3	197.4	1.0%
Carbon Fibers & Composites	101.7	74.4	36.7%
Other	9.7	22.2	-56.3%
	584.2	**735.1**	**-20.5%**

	1st Half Year		
Profit (loss) from operations/EBIT in €m	**2009**	**2008**	**Δ**
Performance Products	72.4	141.4	-48.8%
Graphite Materials & Systems	23.2	30.2	-23.2%
Carbon Fibers & Composites	-13.2	4.9	–
Central T&I Costs	-5.5	-6.8	19.1%
Brake Discs	-8.6	-0.7	–
Corporate Costs	-11.0	-16.4	32.9%
	57.3	**152.6**	**-62.5%**

Events occurring after the balance sheet date

There were no material occurrences after the balance sheet date.

Wiesbaden, August 6, 2009

SGL CARBON SE
The Board of Management

Quarterly Sales Revenue and Operating Profit by Segment

	2008				2008	2009		2009
Sales revenue in €m	Q1	Q2	Q3	Q4	Full Year	Q1	Q2	1st Half Year
Performance Products	205.2	235.9	240.5	284.0	965.6	142.1	131.4	273.5
Graphite Materials & Systems	90.7	106.7	101.9	112.6	411.9	98.3	101.0	199.3
Carbon Fibers & Composites	36.6	37.8	49.7	68.5	192.6	49.6	52.1	101.7
Other	10.7	11.5	10.6	8.6	41.4	5.6	4.1	9.7
SGL Group	343.2	391.9	402.7	473.7	1,611.5	295.6	288.6	584.2

	2008				2008	2009		2009
Profit (loss) from operations/EBIT in €m	Q1	Q2	Q3	Q4	Full Year	Q1	Q2	1st Half Year
Performance Products	65.1	76.3	75.6	79.0	296.0	39.4	33.0	72.4
Graphite Materials & Systems	14.3	15.9	17.4	10.0	57.6	10.6	12.6	23.2
Carbon Fibers & Composites	2.6	2.3	3.2	0.7	8.8	-7.7	-5.5	-13.2
Central T&I Costs	-3.3	-3.5	-4.6	-5.3	-16.7	-2.9	-2.6	-5.5
Brake Discs	-0.5	-0.2	-0.6	-3.0	-4.3	-3.7	-4.9	-8.6
Corporate Costs	-8.1	-8.3	-9.0	-10.2	-35.6	-6.5	-4.5	-11.0
SGL Group	70.1	82.5	82.0	71.2	305.8	29.2	28.1	57.3

Quarterly Consolidated Return on Sales

	2008				2008	2009		2009
ROS in %	Q1	Q2	Q3	Q4	Full Year	Q1	Q2	1st Half Year
Performance Products	31.7	32.3	31.4	27.8	30.7	27.7	25.1	26.5
Graphite Materials & Systems	15.8	14.9	17.1	8.9	14.0	10.8	12.5	11.6
Carbon Fibers & Composites	7.1	6.1	6.4	0.9	4.5	-15.5	-10.6	-13.0
SGL Group	20.4	21.1	20.4	15.0	19.0	9.9	9.7	9.8

Quarterly Consolidated Income Statement

	2008				2008	2009		2009
in €m	Q1	Q2	Q3	Q4	Full Year	Q1	Q2	1st Half Year
Sales revenue	343.2	391.9	402.7	473.7	1,611.5	295.6	288.6	584.2
Cost of sales	-217.9	-250.4	-262.3	-340.8	-1,071.4	-210.3	-203.4	-413.7
Gross profit	**125.3**	**141.5**	**140.4**	**132.9**	**540.1**	**85.3**	**85.2**	**170.5**
Selling/administration/research/other	-55.2	-59.0	-58.4	-61.7	-234.3	-56.1	-57.1	-113.2
Profit from operations (EBIT)	**70.1**	**82.5**	**82.0**	**71.2**	**305.8**	**29.2**	**28.1**	**57.3**
Net financing costs	-8.6	-7.7	-8.4	-22.4	-47.1	-15.8	-9.0	-24.8
Profit before tax	**61.5**	**74.8**	**73.6**	**48.8**	**258.7**	**13.4**	**19.1**	**32.5**
Income tax expense	-16.8	-20.2	-21.9	-9.4	-68.3	-4.6	-4.4	-9.0
Minority interests	-0.1	-0.2	-0.2	-0.3	-0.8	-0.1	-0.3	-0.4
Net profit attributable to equity holders	**44.6**	**54.4**	**51.5**	**39.1**	**189.6**	**8.7**	**14.4**	**23.1**

Important note

This interim report contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors. They include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Group does not intend to update these forward-looking statements.

CALENDAR 2009

November 5 Report on the Nine Months 2009

INVESTOR RELATIONS CONTACT

SGL CARBON SE
Headquarters | Investor Relations
Rheingaustraße 182
65203 Wiesbaden/Germany

Phone: +49 611 60 29-103
Fax: +49 611 60 29-101
E-mail: Investor-Relations@sglcarbon.de

www.sglgroup.com

SGL GROUP
THE CARBON COMPANY